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                              February 12, 2024

       Brent Suen
       Chief Executive Officer
       GoLogiq, Inc.
       85 Broad Street, 16-079
       New York, NY 10004

                                                        Re: GoLogiq, Inc.
                                                            Item 4.02 Form 8-K
Filed on February 9, 2024
                                                            File No. 333-231286

       Dear Brent Suen:

                                                        We have reviewed your
filing and have the following comments.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Item 4.02 Form 8-K Filed on February 9, 2024

       General

   1.                                                   We note management
determined that the December 31, 2022 audited financial
                                                        statements, as well as
the unaudited interim financial statements for the three quarters in fiscal 2023, should no
longer be relied upon due to an error in the company's accounting for the Logiq business
combination. Considering this transaction occurred on January 27,
                                                        2022, it is unclear why
management did not also determine that the unaudited financial statements included in
each of the fiscal 2022 Form 10-Q filings should also no longer be relied upon. Please
explain or amend the Form 8-K accordingy.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brent Suen
GoLogiq, Inc.
February 12, 2024
Page 2

       You may contact Kathleen Collins, Accounting Branch Chief, at (202) 551-3499 if you
have any questions.



                                                         Sincerely,
FirstName LastNameBrent Suen
                                                         Division of
Corporation Finance
Comapany NameGoLogiq, Inc.
                                                         Office of Technology
February 12, 2024 Page 2
cc:       Scott Kline
FirstName LastName